October 12, 2004

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

Division of Investment Management

450 Fifth St., N.W.

Washington, D.C. 20549

Attn:  Ms. Linda Stirling

Re:        AdvisorOne Funds – Dunham Funds

Form N-1A; Filed October 8, 2004

File Nos. 333-119663

Dear Ms. Stirling:

Pursuant to Rule 477 of Regulation C, promulgated under the Securities Act of 1933, as amended, AdvisorOne Funds (the “Trust”) hereby applies for withdrawal of the above-referenced Form N-1A with respect to the Dunham Funds filed with the U.S. Securities and Exchange Commission on October 8, 2004.  We are requesting the withdrawal due to the fact that the registration statement was filed in error.   Please note that no securities were sold in connection with this offering.

In addition, we are requesting that, of the three 485(a) filings filed on October 12, 2004 under File No. 333-20635, only the last one filed be considered.  The first two were filed in error and it is hereby requested that they be withdrawn.

The Company respectfully requests that the Commission consents to the withdrawal of the Registration Statement, effective as of the filing of this request.

Very Truly Yours,

AdvisorOne Funds

By:  /s/W. Patrick Clarke

Name: W. Patrick Clarke, President

/s/ Michael Miola*

Trustee & Chairman

October 12, 2004

Michael Miola

 /s/ L. Merill Bryan, Jr.*

Trustee

October 12, 2004

 L. Merill Bryan, Jr.

/s/ Gary Lanzen*

Trustee

October 12, 2004

 Gary Lanzen

/s/ John W. Pacheco*

Trustee

October 12, 2004

  John W. Pacheco

/s/ Michael J. Wagner

Treasurer

October 12, 2004

Michael J. Wagner

By    /s/ Brian Nielsen

Secretary

October 12, 2004

           Brian Nielsen  *

        Attorney-in-Fact